March 12, 2013

Via EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-5549

RE:         Rochester Medical Corporation

Form 10—K for the fiscal year ended September 30, 2012

Filed December 19, 2012

Form 10-Q for the Quarter Ended December 31, 2012

Filed February 11, 2013

File No. 0—18933

Dear Mr. Vaughn:

This letter contains the responses of Rochester Medical Corporation, a Minnesota corporation (the “Company”), to the comments received by letter, dated February 26, 2013 (the “SEC Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) related to the above—referenced filing.  For ease of reference, the Company has set forth below the numbered comments of the SEC Letter, followed by the Company’s response.

Form 10—K for Fiscal Year Ended September 30, 2012

Application of Critical Accounting Policies, page 28

— Inventory, page 28

1.             Please revise future filings to provide greater insight into the critical estimates, assumptions and judgments inherent in your inventory accounting policies.  In this regard, expand the disclosures to explain how you estimate “future demand” and “market conditions.”

RESPONSE:  In future filings, our disclosure will be expanded to provide greater insight into the critical estimates, assumptions and judgments inherent in our inventory accounting policies, including expanding the disclosures to explain how we estimate “future demand” and “market conditions.”

Item 8.  Financial Statements and Supplementary Data, page 40

2.             We note your disclosure on page 50 that you corrected an error related to your goodwill and deferred tax liabilities as of September 30, 2011. We also note your disclosure on page 54 that you corrected errors related to your accounting for shipping and handling costs in each of the years ended September 30, 2011 and 2010. We further note that the errors relating to your accounting for shipping and handling costs were considered to be significant enough to conclude that as of September 30, 2012 you had a material weakness in your internal controls over financial reporting. Please address the following:

•                  We do not see where you have provided clear disclosure on the face of the balance sheet or the statements of operations that the prior year amounts have been restated. Please explain to us why you concluded such disclosure was not necessary.

•                  Please have your auditor address how it considered paragraph 9 of PCAOB Auditing Standard No. 6 and why it ultimately concluded reference to the restatement in the audit report was not required.

RESPONSE:  With respect to the first bulleted item, our management concluded that neither the referenced correction of an error related to our goodwill and deferred tax liability nor the referenced correction of errors related to our accounting for shipping and handling costs was material to our previously issued financial statements, either individually or in the aggregate.  Accordingly, pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 250-10-S99, our management considered the following items as well as the effect that the prior year misstatements would have had on the current year financial statements and concluded no restatement disclosure was required.

•                  Neither correction changed our income (loss) from operations or net income (loss) for fiscal 2012, fiscal 2011, or fiscal 2010.

•                  The $669,000 reduction of goodwill and deferred tax liability represented 0.9% of total assets as of September 30, 2011, which we believe is not material.

•                  The $453,823 increase in net sales to include shipping and handling fees represented 0.9% of fiscal 2011 net sales, the $97,481 reduction to cost of goods sold represented 0.4% of 2011 cost of goods sold and the $551,304 increase in operating expense represented 1.9% of  2011 total operating expenses, and in each case we believe the effect is not material.

•                  The $105,108  increase in net sales to include shipping and handling fees represented 0.3% of fiscal 2010 net sales, the $229,888 reduction to cost of goods sold represented 1.1% of 2010 cost of goods sold, and the $334,996 increase in operating expense represented 1.7% of  2010 total operating expenses, and in each case we believe the effect is not material.

We also revised selected quarterly financial results included in Note 15 to the consolidated financial statements, for all quarters presented though June 30, 2012.  These revisions resulted in adjustments to net sales and gross profits representing close to 1% of net sales for each quarter revised, with no significant impact on our quarterly net sales and gross profits growth trends through the two years ended September 30, 2012.  Also, the revisions had no impact on previously reported net income (loss) or net income (loss) per share amounts for any of the quarters.

We considered both qualitative and quantitative factors in assessing the correction of these items as to the materiality of their impact.  The primary measure of our operating results that we believe the impact of these corrections had an impact on is net sales.  Our investors are focused on net sales and net earnings per share as evidenced by the guidance that analysts covering our company provide.  As noted, there was no impact on net earnings (loss) per share as a result of the correction of these errors and the impact on net sales was not material as the percentage of net sales impact of the change was less than 1% for each year revised.

While we concluded that we had a material weakness in our internal controls over financial reporting as of September 30, 2012, that determination was based on the fact that we had misinterpreted the accounting standards related to the classification of shipping and handling fees and related costs, and the misinterpretation was not identified in management’s review of the financial statement reporting disclosures.  The impact of the existence of this misinterpretation and the lack of a control to detect this incorrect accounting treatment could have resulted in an error that could have been material to the consolidated financial statements and as such we concluded that there was a material weakness in internal controls.  However, as noted above, we evaluated the errors that actually occurred and concluded that they were not material to any of the periods presented in our consolidated financial statements.

With respect to the second bulleted item, we have consulted with our independent registered public accounting firm, Grant Thornton, LLP.  They agreed with our conclusion that these corrections did not represent a correction of material errors and that, accordingly, a revision and not a restatement of the amounts previously reported was appropriate and as such did not require recognition in their audit report.

Note 2.  Summary of Significant Accounting Policies, page 45

— Marketable Securities, page 28

3.             We note your disclosure here that your marketable securities consist of U.S. treasury bills and CD’s. We further note your disclosure that you have determined the values given to these securities are measured using Level 1 inputs.

Please explain to us in greater detail the nature of the inputs used to value these marketable securities and why you concluded that these represent Level 1 inputs. Refer to FASB ASC 820-10.

RESPONSE:   In general, when quoted market prices for identical marketable securities are available on the active market, we will use these prices to determine fair value and these marketable securities will be classified using Level 1 inputs.

U.S. treasury bills are priced hourly in the market, and typically there are very small price movements for these investments in the market.  The majority of our marketable securities (93% as of September 30, 2012, and currently 97%) consist of U.S. treasury bills.    Accordingly, we believe that the fair value of our treasury bills are valued using quoted prices from an active market, representing Level 1 inputs under FASB ASC 820-10.

Based on our review of FASB ASC 820-10, we believe our CD investments could reasonably be presented either using Level 1 inputs or Level 2 inputs.  Typically, we do not see significant fluctuations in trade prices for our CD investments and therefore we believe the last trade prices do represent quoted prices from an active market for these investments.

Based on the foregoing, and because the great majority of our marketable securities consist of treasury bills (93% as of September 30, 2012, compared to 7% consisting of CDs as of that date), we have presented all of our marketable securities using Level 1 inputs.

Form 10—Q as of December 31, 2012

Note K — Revisions, page 8

4.             We note your disclosure here regarding the revisions to the quarterly financial statements for the comparable quarter in the prior year. Please explain to us why you have not labeled the financial statements for the three months ended December 31, 2011 as “restated” in light of the error correction.

RESPONSE:  As discussed above in our response to comment no. 2, our management concluded that the referenced revisions, which were corrections of errors related to our accounting for shipping and handling costs, were not material to our previously issued financial statements.  Accordingly, pursuant to FASB ASC 250-10, we concluded that no restatement disclosure was required.  In reaching this conclusion, our management considered the following:

•                  The correction did not change income (loss) from operations.  Also, the revisions had no impact on previously reported net income (loss) or net income (loss) per share amounts.

•                  The $126,941 increase in net sales to include shipping and handling fees represented 0.9% of Q1 2011 net sales, the $15,725 reduction to cost of goods sold represented 0.2% of Q1 2011 cost of goods sold and the $142,666 increase in operating expenses represented 2.0% of total Q1 2011 operating expenses, and in each case we believe the effect is not material.

We also considered the errors on a both quantitative and qualitative basis and concluded that they were immaterial.  As a result, we concluded that they were not material and thus did not require a restatement; therefore, the prior years will be corrected on a prospective basis in future filings. In Form 10-Q for the periods ending March 31, 2013 and June 30, 2013, we will disclose the impact of the correction of these immaterial errors on the corresponding prior period information.

In addition, the Company also acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses, please feel free to contact me by telephone at (507) 533—9607, by email at djonas@rocm.com or by fax at (507) 533—9725.

Sincerely,

/s/ David A. Jonas
Chief Financial Officer
Rochester Medical Corporation